Fortuna Silver increases San Jose silver reserves by 22% and silver inferred resources by 39%

October 17, 2013: Fortuna Silver Mines Inc. (NYSE: FSM | TSX:FVI | BVL: FVI | Frankfurt: F4S.F) is pleased to announce updated Mineral Reserve and Mineral Resource estimates as of July 4, 2013 for the San Jose Mine located in Oaxaca, Mexico. Included in the update is an initial estimate of the Mineral Resources for the Trinidad North discovery.

Highlights of Reserve and Resource Update

•

Proven and Probable Reserves total 3.9 Mt containing an estimated 24.8 Moz silver and 215.1 koz gold, reflecting increases of 22 percent in contained silver ounces and 27 percent in contained gold ounces relative to the Dec. 31, 2012 reserve estimate

•

Inferred Resources total 5.4 Mt containing an estimated 35.3 Moz silver and 272.3 koz gold, reflecting increases of 39 percent in contained silver ounces and 27 percent in contained gold ounces relative to the Dec. 31, 2012 reserve and resource estimate

•

Inferred Resources for the Trinidad North discovery total 1.9 Mt at a 70 g/t Ag Eq cutoff containing an estimated 16.3 Moz silver and 101 koz gold or 21.8 Moz Ag Eq

“2013 has been a very successful year at our San Jose Mine,” commented Dr. Thomas Vehrs, Vice President of Exploration for Fortuna Silver.  “Through infilling drilling of the Stockwork zone in the central part of the deposit, approximately 1.7 million tonnes of Inferred Resources were upgraded to Measured and Indicated Resources at a conversion rate of 92 percent in terms of tonnes, 104 percent in terms of silver grade and 95 percent in terms of gold grade.  These materials have subsequently been converted to reserves and will enter into the mine plan starting in 2014.  The Stockwork zone is characterized by wide widths ranging from approximately 15 to 70 meters leading to a potential decrease in overall mining costs.”

“Similarly, Brownfields exploration at the northern limit of the deposit led to the discovery of the high-grade Trinidad North zone,” added Dr. Vehrs.  “While exploration continues to test the extension of the zone to the north and to depth, we are very pleased with the results of the initial resource estimate for Trinidad North.  The above average grades and wide widths of the mineralized structures bode well for the future development of the Trinidad North zone.”

San Jose Reserve and Resource Update

Mineral Reserves - Proven and Probable					Contained Metal
Property	Classification	Tonnes (000)	Ag (g/t)	Au (g/t)	Ag (Moz)	Au (koz)
San Jose, Mx	Proven	314	203	2.03	2.0	20.5
	Probable	3,618	196	1.67	22.8	194.6
	Proven + Probable	3,933	196	1.70	24.8	215.1

Mineral Resources - Measured and Indicated					Contained Metal
Property	Classification	Tonnes (000)	Ag (g/t)	Au (g/t)	Ag (Moz)	Au (koz)
San Jose, Mx	Measured	44	170	1.62	0.2	2.3
	Indicated	844	112	0.97	3.0	26.3
	Measured + Indicated	888	73	0.64	2.1	18.2

Mineral Resources - Inferred					Contained Metal
Property	Classification	Tonnes (000)	Ag (g/t)	Au (g/t)	Ag (Moz)	Au (koz)
San Jose, Mx	Inferred	5,422	202	1.56	35.3	272.3

1. Mineral Reserves and Mineral Resources are as defined by CIM Definition Standards on Mineral Resources and Mineral Reserves
2. Mineral Resources are exclusive of Mineral Reserves
3. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability
4. There are no known legal, political, environmental, or other risks that could materially affect the potential development of the Mineral Resources or Mineral Reserves at San Jose
5. San Jose Mineral Resources and Mineral Reserves are estimated and reported as of July 4, 2013

6. San Jose Mineral Reserves are estimated using break-even cut-off grades based on assumed metal prices of US$24.00/oz Ag and US$ 1,400.00/oz Au, estimated metallurgical recovery rates of 89% for Ag and 89% for Au and projected operating costs. San Jose Mineral Resources are estimated and reported at a Ag Equivalent cut-off grade of 70 g/t, with Ag Eq in g/t = Ag (g/t) + Au (g/t)* ((US$1,391.63/US$25.14)*(89/89))

7. Totals may not add due to rounding procedures

Trinidad North Discovery

Included in the above reported resources are 1.9 Mt of Inferred Resources containing 16.3 Moz silver and 100.8 koz gold at a 70 g/t Ag Eq cutoff corresponding to the Trinidad North discovery.  The discovery of high-grade silver-gold mineralization over wide vein widths was confirmed by surface drilling from January through June of 2013 (see Fortuna Silver news releases of Feb. 4, 2013, Apr. 22, 2013, May 22, 2103 and Aug. 15, 2013).  The below table summarizes the Trinidad North Inferred Resources at a range of Ag Eq cutoff values.  Of significant importance is the presence of high-grade mineralization in the Bonanza Vein system.  At a 100 g/t Ag Eq cutoff value, Inferred Resources in the Bonanza Vein at Trinidad North are estimated at 1.2 Mt averaging 330 g/t silver and 1.99 g/t gold (440 g/t Ag Eq) containing 12.5 Moz silver and 75.5 koz gold.  For comparative purposes, these grades are approximately 50 percent higher than the average of the existing Proven and Probable Reserves of the San Jose Mine.  The high grade zone at Trinidad North remains open to the north and to depth.  An exploration crosscut and two drilling stations have been completed on the 1300 m level and drilling from the underground drill stations was initiated in late September to further explore the extensions of this important mineralized shoot to the north and to depth.

Trinidad North Discovery – Inferred Resources by Cutoff Grade as of July 4, 2013

Ag Eq Cutoff (g/t)	Tonnes (000)	Ag (g/t)	Au (g/t)	Ag Eq (g/t)	Contained Metal
					Ag (Moz)	Au (koz)	Ag Eq (Moz)
25	2,195	235	1.46	316	16.6	103.3	22.3
50	2,033	252	1.56	339	16.5	102.3	22.1
70	1,882	269	1.67	361	16.3	100.8	21.8
75	1,844	273	1.69	367	16.2	100.4	21.8
100	1,661	296	1.83	398	15.8	98.0	21.2
125	1,491	320	1.98	430	15.4	95.1	20.6
150	1,339	345	2.14	464	14.9	92.0	20.0
175	1,201	371	2.29	498	14.3	88.6	19.2
200	1,082	397	2.45	532	13.8	85.3	18.5
225	978	422	2.61	567	13.3	82.0	17.8
250	885	448	2.77	601	12.7	78.7	17.1
* See footnotes for Mineral Reserve and Mineral Resource tables; table includes Inferred Resources for both Bonanza Vein system and Trinidad Vein system

Estimation Methodology

Drill hole and channel samples were used in conjunction with underground mapping to construct three dimensional wireframes defining individual vein structures.  Samples were selected inside these wireframes, coded and composited.  Boundaries were treated as hard with statistical and geostatistical analysis conducted on composites for each vein. Silver and gold grades were estimated into a geological block model representing each vein.  Primary veins including Bonanza, Trinidad, Fortuna and the Stockwork Zone were estimated by Sequential Gaussian Simulation. Secondary veins were estimated by inverse power of distance.  Estimated grades were validated globally, locally, and visually prior to tabulation of the Mineral Resources.

The key economic and operational factors used in the conversion of the Mineral Resources to Mineral Reserves are detailed in note 6 of the Mineral Resource and Mineral Reserve table.  A mining dilution factor of 12.2 percent has been applied based on historical operational experience.  Mining recovery is estimated at 90.2 percent with the losses being primarily attributable to pillars and bridges.

San Jose Mine

As of July 4, 2013, the San Jose Mine had Proven and Probable Mineral Reserves of 3.9 Mt containing 24.8 Moz silver and 215.1 koz gold, in addition to Inferred Resources of 5.4 Mt containing a further 35.3 Moz silver and 272.3 koz gold.  Variations from previously announced reserves and resources are the result of successful conversion of previously existing Inferred Resources to Indicated or Measured Resource categories through infill drilling partially offset by depletion through the extraction of ore during the period of Jan. 1st through June 30th of 2013.  Additionally, approximately 1.9 Mt of Inferred Resources containing 16.3 Moz silver and 100.8 koz gold were added through the discovery of the Trinidad North zone.

The expansion of the processing plant capacity to 1,800 tpd was successfully completed in September of this year and the mine and mill are currently ramping up to the expanded capacity.  The mine is on schedule to meet its annual production guidance of 2.4 million ounces of silver and 20,900 ounces of gold for 2013.  Based on the updated Mineral Reserves and a plant capacity of 1,800 tpd, the mine life of the San Jose Mine is estimated at 6.3 years.

A NI 43-101 technical report supporting the July 4, 2013 Mineral Reserve and Mineral Resource update at San Jose will be filed on SEDAR and posted on the Company’s website upon finalization.

Qualified Persons

The Mineral Resource estimates have been prepared under the supervision of E. Chapman of Fortuna Silver Mines Inc.  The Mineral Reserve estimate and the tabulation of the Mineral Resource estimate exclusive of Mineral Reserves were prepared under the supervision of T. Kelly, a director of Fortuna Silver Mines Inc.

E. Chapman and T. Kelly are Qualified Persons as defined by the National Instrument 43-101.  Thomas Vehrs, Vice President of Exploration, is the Qualified Person for Fortuna Silver Mines Inc. as defined by the National Instrument 43-101.  Dr. Vehrs is a Founding Registered Member of the Society for Mining, Metallurgy, and Exploration, Inc. (SME Registered Member Number 3323430RM) and is responsible for ensuring that the information contained in this news release is an accurate summary of the original reports and data provided to or developed by Fortuna Silver Mines.

Fortuna Silver Mines Inc.

Fortuna is a growth oriented, silver and base metal producer focused on mining opportunities in Latin America.  Our primary assets are the Caylloma silver Mine in southern Peru and the San Jose silver-gold Mine in Mexico.  The Company is selectively pursuing additional acquisition opportunities. For more information, please visit our website at www.fortunasilver.com.

ON BEHALF OF THE BOARD

Jorge Ganoza

President, CEO and Director

Fortuna Silver Mines Inc.

Trading symbols: NYSE: FSM | TSX: FVI | BVL: FVI | Frankfurt: F4S.F

Investor Relations:

Carlos Baca- Tel (Lima): +51.1.616.6060, ext. 0

Forward looking Statements

This news release contains forward-looking statements which constitute "forward-looking information" within the meaning of applicable Canadian securities legislation and "forward-looking statements" within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995.  Forward-looking statements are statements that are not historical facts and that are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements.  When used in this document, the words such as "anticipates", "believes", "plans", "estimates", "expects", "forecasts", "targets", "intends", "advance", "projects", "calculates" and similar expressions are forward-looking statements.

The forward-looking statements are based on an assumed set of economic conditions and courses of actions, including estimates of future production levels, expectations regarding mine production costs, expected trends in mineral prices and statements that describe Fortuna's future plans, objectives or goals. There is a significant risk that actual results will vary, perhaps materially, from results projected depending on such factors as changes in general economic conditions and financial markets, changes in prices for silver and other metals, technological and operational hazards in  Fortuna's mining and mine development activities, risks inherent in mineral  exploration, uncertainties inherent in the estimation of mineral reserves, mineral resources, and metal recoveries, the timing and availability of financing, governmental and other approvals, political unrest or instability in countries where Fortuna is active, labor relations and other risk factors.

Although Fortuna has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. There can be no assurance that any forward-looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information.